Exhibit 99.1

Jiangsu Suzhou Intermediate Court to Re-adjudicate the Case Relating to
Canadian Solar Contract Dispute with LDK

GUELPH, Ontario, Canada, November 29, 2013 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that the Jiangsu Suzhou Intermediate Court issued a civil decision that vacated its decision in May 2013, which dismissed a request by LDK Solar Co., Ltd. (“LDK”) to enforce an arbitration award in its ongoing dispute with Canadian Solar (the “May Decision”), and ruled that the case be re-adjudicated.  The decision was issued following a request for re-adjudication by the Jiangsu Provincial High Court, which reviewed the May Decision.

The Company will continue to vigorously contest the merits of the arbitration award, and will update investors as the case progresses.

In the May Decision the Jiangsu Suzhou Intermediate Court had dismissed the request by LDK to enforce the arbitration award decision by the former Shanghai branch of the China International Economic and Trade Arbitration Commission in the amount of RMB 248.9 million (approximately US$ 40.1 million). The arbitration award relates to wafer supply contracts entered into between Canadian Solar and LDK in October of 2007 and June of 2008, and subsequently terminated. The total amount of the award includes the initial deposit of RMB 60.0 million (approximately US$ 9.7 million), but excludes approximately RMB 2.0 million to cover arbitration expenses.

About Canadian Solar

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to statements regarding the expected start of construction, date of completion milestone payment terms, period of service, power production and environmental impact are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada and the Province of Ontario;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.